UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                                SCHEDULE 13G
                               (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b)

                            Port Financial Corp.
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                              (Name of Issuer)

                    Common Stock, par value $.01 per share
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                       (Title of Class of Securities)

                                  734119100
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                               (CUSIP Number)

                              December 31, 2000
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            Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which the
Schedule is filed:

      [x]   Rule 13d-1(b)
      [ ]   Rule 13d-1(c)
      [ ]   Rule 13d-1(d)

___________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


CUSIP No.734119100                  13G            Page   2   of   6  Pages

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1     NAME OF REPORTING PERSON
      SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).

      Port Financial Corp. Employee Stock Ownership Plan and Trust
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)   [ ]
                                                                  (b)   [ ]
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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Employee benefit plan of a Massachusetts corporation.
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                            5     SOLE VOTING POWER
NUMBER OF
SHARES                      0
BENEFICIALLY                -----------------------------------------------
OWNED BY                    6     SHARED VOTING POWER
EACH
REPORTING                   575,578
PERSON                      -----------------------------------------------
WITH:                       7     SOLE DISPOSITIVE POWER

                            0
                            -----------------------------------------------
                            8     SHARED DISPOSITIVE POWER

                            595,425
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      595,425
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10    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [ ]
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.9% of 7,442,818 shares of common stock outstanding as of December 31, 2000.
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12    TYPE OF REPORTING PERSON*

      EP
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*     SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Item 1(a)

Name of Issuer:   Port Financial Corp.

                                  Item 1(b)

Address of Issuer's Principal Executive Offices:   1380 Soldiers Field Road
                                                   Brighton, Massachusetts
                                                   02135

                                  Item 2(a)

Name of Person Filing:   Port Financial Corp. Employee Stock Ownership Plan
                         (the "Plan") and Trust
                         Trustee:   HSBC USA Bank
                                    140 Broadway
                                    New York, NY  10005-1180

                                  Item 2(b)

Address of Principal Business Office
or, if none, Residence:                1380 Soldiers Field Road
                                       Brighton, Massachusetts 02135

                                  Item 2(c)

Citizenship:   Employee benefit plan of a Massachusetts corporation.

                                  Item 2(d)

Title of Class of Securities:   Common stock, par value $0.01 per share
                                ("Common Stock").

                                  Item 2(e)
CUSIP Number:   734119100

                                   Item 3

The person filing is:
(f)   [x]   An employee benefit plan or endowment fund in accordance with
            Section 240.13d-1(b)(1)(ii)(F).

                                   Item 4

Ownership:

      The following information with respect to the Plan's ownership of Common Stock is provided as of December 31, 2000. None of the shares set forth below constitute shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.

(a)   Amount Beneficially Owned                    595,425

(b)   Percent of Class                             7.9%

(c)   Number of shares as to which
      the person has:

      (i)   sole power to vote or to
            direct the vote                        0

      (ii)  shared power to vote or to
            direct the vote                        575,578

      (iii) sole power to dispose or to
            direct the disposition of              0

      (iv)  shared power to dispose or to
            direct the disposition of              595,425

The reporting person is an employee stock ownership plan and trust under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") with individual accounts for the accrued benefits of participating employees and their beneficiaries. The reporting person is administered by an ESOP Committee ("ESOP Committee") and its assets are held in trust ("ESOP Trust") by a trustee ("Plan Trustee"). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held in the ESOP Trust by the Plan Trustee, as of December 31, 2000, 19,847 of which have been allocated to the participants' accounts as of the date of this filing. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts. Such allocated shares are, therefore, not included as shares over which the reporting person has sole or shared voting power. The reporting person, through the Plan Trustee, has shared voting power over unallocated Common Stock. Any unallocated Common Stock is generally required to be voted by the Plan Trustee in the same proportion as Common Stock which has been allocated to Participants is directed to be voted. The reporting person, through the Plan Trustee has shared dispositive power over all unallocated Common Stock held by the reporting person. In limited circumstances, ERISA may confer upon the Plan Trustee the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights. The reporting person disclaims voting power with respect to such allocated Common Stock.

                                   Item 5

Ownership of Five Percent or Less of a Class:   If this statement is being
filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following   [ ].

                                  Item 6

Ownership of More than Five Percent on Behalf of Another Person:

      Dividends declared on Common Stock held by the Plan which have been allocated to the account of a Participant are allocated to the account of such Participant. Such dividends may be held and invested in the same manner as funds generally held or invested by the Plan which are not invested in Common Stock or distributed to Participants in accordance with and at such time as provided in the Plan Document. Participants may receive, or direct the receipt of, proceeds of the sale of Common Stock held by the Plan and allocated to their accounts to the extent they have become vested in such Common Stock and at such times as provided in the Plan Document. No Participant has the right to receive or the power to direct the receipt of dividends on, or the proceeds of the sale of, more than 5% of the Common Stock issued and outstanding as of the date hereof.

                                  Item 7

Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company:   Not applicable.

                                  Item 8

Identification and Classification of Members of the Group:

      The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

                                  Item 9

Notice of Dissolution of Group:   Not applicable.

                                  Item 10

Certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 14, 2001

Port Financial Corp. Employee Stock Ownership Plan and Trust

      By:     HSBC Bank USA, as Trustee

      By:     /s/ Reymar S. Torres
      Name:   Reymar S. Torres
      Title:  Vice President, Trust & Investment Management

By:   Port Financial Corp. Employee Stock Ownership Plan Committee

      By:     /s/  James B. Keegan
              James B. Keegan -- Member

      By:     /s/  Jane L. Lundquist
              Jane L. Lundquist

      By:     /s/  Charles Jeffrey
              Charles Jeffrey -- Member

      By:     /s/  Robert Montgomery-Rice
              Robert Montgomery-Rice -- Member